UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CMB.TECH NV

(formerly Euronav NV)

(Name of Subject Company)

Compagnie Maritime Belge NV

(Offeror – Name of Filing Person)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys

Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Telephone: +32 3 247 59 11

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”) with the U.S. Securities and Exchange Commission on October 23, 2024 (the “Schedule TO”). The Schedule TO relates to the offer by CMB to purchase all outstanding ordinary shares, no par value (“Ordinary Shares” or the “Shares”), of CMB.TECH NV (formerly Euronav NV), a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB.TECH” or the “Company”), beneficially owned by U.S. Holders (as defined below) for $12.66 per share in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Company to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the Offer to Purchase and before the Settlement Date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items identified in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Acceptance Period of the Offers expired on November 21, 2024. As of the Expiration Date, a total of 1,579,159 Ordinary Shares have been validly tendered into the Offers and not withdrawn. The Ordinary Shares validly tendered into the Offers and not withdrawn represent approximately 0.82% of the outstanding Ordinary Shares (excluding treasury shares) on the Expiration Date of the Offers. The Offeror has accepted for payment all Ordinary Shares validly tendered pursuant to the Offers and not validly withdrawn. The Ordinary Shares accepted for payment are expected to be settled on November 27, 2024.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No	Description

(a)(5)(C)	Press release issued by the Offeror announcing the results of the Offers dated November 22, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024	COMPAGNIE MARITIME BELGE NV

	By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated October 23, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Summary Advertisement published in The New York Times on October 23, 2024.

(a)(5)(A)*	Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids under Belgian law dated October 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 9, 2024).

(a)(5)(B)*	Press Release issued by the Offeror announcing the commencement of the Offers dated October 23, 2024.

(a)(5)(C)**	Press release issued by the Offeror announcing the results of the Offers dated November 22, 2024.

(b)(1)*	Amendment and Restatement Agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated October 16, 2024 related to the Amended and Restated Facilities Agreement.

(c)	Not applicable.

(d)(1)*	Share Purchase Agreement dated October 9, 2023, by and between CMB NV and Famatown Finance Limited and Frontline plc (incorporated by reference to Exhibit L to the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(d)(2)*	Share Purchase Agreement dated December 22, 2023, by and between CMB NV and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36810) filed on December 22, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.